EXHIBIT 99.1

Golar LNG Dividend Information

Hamilton, Bermuda, Nov. 30, 2016 (GLOBE NEWSWIRE) -- Reference is made to the third quarter 2016 report released on November 30, 2016. Golar LNG will be trading ex-dividend of a total dividend of $0.05 per share on December 12, 2016. The record date will be December 14, 2016 and the dividend will be paid on or about January 6, 2017.

Golar LNG Limited
Hamilton, Bermuda
30 November, 2016

Brian Tienzo
Chief Financial Officer
Tel: +44 207 063 7900